UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers and Directors

Atento, S.A. (the “Company”) announces that on March 8, 2023, Antenor Camargo tendered his resignation as a member of the Board of Directors, effective immediately. The Company expects to announce a replacement for his position on the Board in the coming weeks.

The Board of Directors of the Company fully appreciates Mr. Camargo’s service to the Board.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the appointment of a replacement director to the Company’s Board of Directors. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company’s ability to attract and enter into satisfactory agreements securing the services of qualified director candidates. Atento is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 13, 2023	By: /s/Dimitrius Oliveira Name: Dimitrius Oliveira Title: Chief Executive Officer